20 January 2009

VIA EDGAR

Mr Michael Moran, Branch Chief Accountant
Mr Andrew Mew, Branch Chief Accountant
Mail Stop 3561
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	China Premium Lifestyle Enterprise, Inc.
File No. 333-120807
Form 10-K for the Year Ended 31 December 2007

Dear Messrs Moran and Mew:

On behalf of China Premium Lifestyle Enterprise, Inc. (“we”, “our” or the “Company”), this letter is in response to the comment letters of the staff (the “Staff”) of the Division of Corporation Finance of the US Securities and Exchange Commission (the “Commission”), dated 17 June, 14 August and 4 September 2008 (collectively, the “Comment Letter”), addressed to Joseph Tik Tung Wong, Chief Financial Officer of the Company.  The Staff issued the Comment Letter with respect to our Form 10-K for the year ended 31 December 2007, as filed with the Commission on 31 March 2008 (the “Form 10-K”).

Each of the Staff’s comments in the Comment Letter reproduced below is followed by our response to that comment presented in italics for ease of reference.  References in this response letter to the “amended Form 10-K” are to Amendment No. 1 to Form 10-K filed by the Company on Form 10-K/A with the Commission separately via EDGAR today.  Except where otherwise indicated, page number references contained in the responses below are to the amended Form 10-K.

Comment Letter dated 17 June 2008

General

1.
It appears that net assets held by your consolidated subsidiaries may be restricted in light of the risk factors disclosed on page 16.  Please consider the guidance in Rule 4-08(e)(3) of Regulation S-X to determine whether Schedule I is required by Rule 5-04 of Regulation S-X, and revise if appropriate, or advise us accordingly.

Response to Comment No. 1:

One of the entities, Dalian Auto Italia Car Trading Co., Ltd., in the Peoples’ Republic of China (“PRC”) is subject to the risk factors disclosed on pages 18 and 19 of our amended Form 10-K. We have considered the guidance in Rule 4-08(e) of Regulation S-X to determine whether we are subject to the mandatory disclosure requirement.  As per our calculation, our proportionate share of restricted net assets of the consolidated PRC subsidiary was less than 25% of the Company’s consolidated net assets as of the most recently completed fiscal year, December 31, 2007. Therefore, we believe that Schedule I is not required.

2.	Provide Schedule II for your allowance for doubtful accounts. See Rule 5-04 of Regulation S-X.

Response to Comment No. 2:

In accordance with Rule 12-09 of Regulation S-X, valuation and qualifying accounts and reserves as to which the additions, deductions, and balances were not individually significant may be grouped in one total, and in such case the movements of the valuation, qualifying accounts and reserves during the financial period covered need not be given.  As the balance at the beginning and at the end of the period was not significant, we decided not to disclose the movements of the allowance for doubtful accounts by using Schedule II. The balance at the beginning and at the end of the period was disclosed on page F-9 of the amended Form 10-K under note 2 – Summary of Principal Accounting Policies.

Selected Financial Data, page 21

3.	Expand to include income (loss) from continuing operations, or earnings (loss) before minority interests and income taxes, per common share as required by Item 301 of Regulation S-K.

Response to Comment No. 3:

The Company did not have any discontinued operations during the periods presented under Item 6. Selected Financial Data of the Form 10-K, thus the earnings (loss) from continuing operations are the same as net earnings (loss) stated in the selected financial data. The earnings (loss) per share of common stock from continuing operations were also disclosed on page 24 of the amended Form 10-K under this item as “Earnings (loss) per share – Basic” and “Earnings (loss) per share – Diluted”.

Critical Accounting Policies, page 23

4.
Revise your disclosure of critical estimates to supplement and not duplicate the summary of accounting policies that are already disclosed in Note 2 to the financial statements.  Please carefully evaluate each policy and revise your discussion as appropriate to clarify and quantify each critical estimate and clearly identify the assumptions you used to calculate each estimate.  Discuss and quantify how accurate your estimates and assumptions have been in the past and whether they are likely to change in the future.  Refer to Release Nos. 33-8350 and 34-48960.

Response to Comment No. 4:

In response to the Staff’s comment, we have revised the section entitled “Critical Accounting Policies” in Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations in the amended Form 10-K, beginning on page 27, to read as follows:

“CRITICAL ACCOUNTING POLICIES

In preparing our financial statements, we make estimates, assumptions and judgments that can have a significant effect on our revenues, income or loss from operations, and net income or net loss, as well as on the value of certain assets on our balance sheet. We believe that there are several accounting policies that are critical to an understanding of our historical and future performance as these policies affect the reported amounts of revenues, expenses, and significant estimates and judgments applied by management. While there are a number of accounting policies, methods and estimates affecting our financial statements, the following policies are considered critical. In addition, you should refer to our accompanying audited consolidated balance sheet as of December 31, 2007 and 2006 and the audited consolidated statement of income and cash flows for the years ended December 31, 2007, 2006 and 2005, and the related notes thereto, for further discussion of our accounting policies.

Trade receivables and provision for bad debts

Trade receivables, net of provision for bad debts, are concentrated with the receivables from customers. We periodically record a provision for bad debts based on our judgment resulting from an evaluation of the collectibility of trade receivables by assessing, among other factors, our customer’s willingness or ability to pay, repayment history, general economic conditions, and the ongoing relationship with our customers. The total amount of this provision is determined by first identifying the receivables of customers that are considered to be a higher credit risk based on their current overdue accounts, difficulties in collecting from these customers in the past and their overall financial condition. For each of these customers, we estimates the extent to which the customer will be able to meet its financial obligation, and records a provision that reduces our trade receivables for that customer to the amount that is reasonably believed will be collected.  Additional provisions may be required in the future if the financial condition of our customers or general economic conditions deteriorate, thereby reducing net earnings. Historically our provisions for bad debts have been sufficient to cover actual credit losses, and we believe that the provisions recorded at the balance sheet dates are sufficient.

Inventory, net

Inventory consists primarily of new and used vehicles held for sale, and vehicle parts and accessories, and are stated at the lower of cost or market. The new and used vehicles are valued using the specific identification method and the costs include acquisition and transportation expenses. The value of the parts and accessories are valued at the first-in, first-out method and are stated at the lower of cost or market. Write-down of potentially obsolete or slow-moving inventory is recorded based on our analysis of inventory levels and assessment of estimated obsolescence based upon assumptions about future demand and market conditions. Historically our actual physical inventory count results have shown our estimates of write-down of potentially obsolete or slow-moving inventory to be reliable.

Share-based compensation

We have adopted SFAS No. 123(R), Share-Based Payment, as amended and interpreted, for our share-based compensation. We utilized the modified prospective method approach, pursuant to which we record compensation for all share-based awards granted based on their fair value. The estimate of the fair value of the share-based compensation requires the input of subjective assumptions. Changes in the subjective assumptions could materially affect the estimate of fair value of share-based compensation; however, based on an analysis using changes in certain assumptions that could be reasonably possible in the near term, we believe the effect on the share-based compensation recognized would not have been material.

Revenue recognition

Revenue consists of sales of new and used vehicles, vehicle maintenance and repair services, and sales of vehicle parts. Revenues from the following components are recognized as follows:

(i)	Sales of new and used vehicles are recognized when a sales contract has been executed and the vehicle’s title passed.
(ii)	Sales of vehicle parts are recognized when the parts have been delivered and the title has passed.
(iii)	Vehicle maintenance and repair income is recognized when services are fully rendered.

Impairment of long-lived assets

We evaluate long-lived assets, including property and equipment, for impairment when events and circumstances exist that indicate the carrying amount of these assets may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the use of the asset. The undiscounted cash flows are subject to estimations and assumptions made by us. If the estimated undiscounted cash flows change in the future, we may be required to reduce the carrying amount of an asset.

Income taxes

We are required to estimate income tax provisions and amounts ultimately payable or recoverable in numerous jurisdictions, including Hong Kong. We account for income taxes under the provision of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, (“SFAS 109”) and related interpretations and guidance including FIN 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (“Fin 48”), resulting in two components of income tax expenses: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the relevant periods. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred income tax assets and liabilities are computed for differences between the financial statements carrying amounts and the tax bases of existing assets and liabilities that will result in taxable or deductible amount in the future, as well as from net operating loss and tax credit carryforwards, and are measured at the enacted tax laws and rates applicable in the years which the differences are expected to be recovered or settled. A deferred tax asset is recognized if it is more likely than not that a benefit will be realized. Otherwise, we will record a valuation allowance when the utilization of the deferred tax asset is uncertain. Additional timing differences, future earning trends and/or tax strategies could warrant a need for establishing an additional valuation allowance or a reserve.”

Results of Operations, page 25

5.	Revise the Company’s disclosure to provide sales and cost of sales data separately for new and used cars. In this regard, we assume the profit margins are different for new and used cars. Furthermore, revise the disclosure to discuss the impact of price changes and quantity of cars sold.

Response to Comment No. 5:

In response to this comment, the following changes in response to the Staff’s comment have been made to the Results of Operations section on page 29 of the amended Form 10-K.  (This response also applies to Comment No. 1 in the Staff’s 14 August and 4 September letters.)

“RESULTS OF OPERATIONS

Results of Operations comparison of year ended December 31, 2007 to year ended December 31, 2006, and comparison of year ended December 31, 2006 to year ended December 31, 2005

SALES

	Fiscal Year ended December 31, 2007		Fiscal Year ended December 31, 2006		Fiscal Year ended December 31, 2005
	Total Sales	% of Total Sales	Total Sales	% of Total Sales	Total Sales	% of Total Sales
New Vehicles	$79.3M	74%	$51.5M	72%	$37.6 M	77%
Used Vehicles	$20.7M	20%	$14.1M	20%	$6.9M	14%
Parts and Services	$6.5M	6%	$5.9M	8%	$4.2M	9%

Total	$106.5M	100%	$71.5M	100%	$48.7M	100%

Sales mainly consist of sales of new and used vehicles, and sale of parts and services for vehicle maintenance and repair.

Net sales increased $35.0 million or 49%, from 2006 to 2007, while net sales increased $22.8 million or 47%, from 2005 to 2006. The increase from 2006 to 2007 was primarily attributable to our new and used vehicles trading segment.

New vehicles sales increased $27.8 million or 54% from 2006 to 2007 while the quantity of new vehicles sold increased 37% for the same period. This was primarily due to the increase of deliveries of the Ferrari 8-cylinder sports car, the F430 and F430 Spider, and 12-cylinder 2-seater sports car, the F599 GTB Fiorano. For Maserati, the launch of the Granturismo also fueled the growth of sales in 2007. Used vehicles sales increased $6.6 million or 47% from 2006 to 2007 while the quantity of used vehicles sold increased 6% for the same period.

The increase in parts and service sales from 2006 to 2007 was mainly attributed to the increase of deliveries of Ferrari and Maserati cars to customers during the last few years, for which our parts and services were used to maintain.

The increase in net sales from 2005 to 2006 was mainly due to an increase in new and used vehicles sales, fueled by the launch of new models by Ferrari and Maserati, including the Ferrari F599 GTB Fiorano and Maserati GranSport Spyder. New vehicles sales increased $13.9 million or 37% from 2005 to 2006 while the quantity of new vehicles sold increased 27% for the same period. Used vehicles sales increased $7.2 million or 104% from 2005 to 2006 while the quantity of used vehicles sold increased 86% for the same period. The increase was primarily due to an increase in new car sales resulting in increased used car business in the form of trade-ins, and because more efforts were made by the Company to increase its used car sales.

The increase in parts and service sales from 2005 to 2006 reflects the impact from the additional high-tech 3S (Sales, Service and Spare parts) centre that was opened in October 2005.”

Contractual Obligations, page 28

6.	Revise the table to include your obligations for interest payments on debt. Refer to Item 303(a)(5) of Regulation S-K.

Response to Comment No. 6:

We do not have any fixed interest rate borrowings. Our borrowings are mainly comprised of bank borrowings, on which interest is charged at variable rates. In addition, those borrowings were made on a short-term basis to finance our purchases of motor vehicle and it was our practice to payoff such loans before the maturity date. Due to the short duration and variable interest rates, no interest payments on variable rates borrowings were included in the contractual obligations analysis.

We have reviewed the filings made with the Commission by other companies in our industries, such as AutoNation, Inc. and Penske Automotive Group, Inc. In such filings, the interest payments on variable rate loans, including floorplan notes payable, are not included in the contractual obligations analysis. We believe the exclusion of specific disclosure relating to the interest payments on variable rate loans in our analysis of contractual obligations is in line with the general practice in our industry.

Report of Independent Registered Public Accounting Firm, page F-3

7.
We note that the auditors Clancy and Co., P.L.L.C. were located in Scottsdale, Arizona and that Technorient’s operations are in China. Based on this information, it appears that reliance on other auditors located in China may have been necessary for the 2005 audit of Technorient. We further note that you have not furnished the report of such other auditors as required by Rule 2-05 of Regulation S-X. You should revise the filing to include the report of the other auditors that were relied on by the Scottsdale, Arizona firm. If that firm has concluded that they are the principal auditor and that audit reports of other auditors are not also required to be filed, please provide us with the following:

▪
A detailed explanation of the steps taken by your auditors to express an opinion on your financial statements without making reference in their report to the audits of any other accounting firms. Refer to AU Section 543.

▪
The name of the firm that performed audit procedures for the operations in China. Indicate if this firm is currently registered with the Public Company Accounting Oversight Board (PCAOB). Confirm, if true, that their audit procedures were performed in accordance with the standards of the PCAOB. Describe in detail the nature of the procedures they performed for which your Scottsdale, Arizona auditors took responsibility.

Response to Comment No. 7:

The 2005 financial statements of the Company were collectively audited by Clancy and Co., P.L.L.C. (“Clancy” or the “principal auditor”) and its Hong Kong affiliate, HLB Hodgson Impey Cheng (“HLB”), a Hong Kong based CPA firm and also a registered member of the PCAOB, (referred to herein as “the auditors”). The auditors have informed us that the 2005 audit was performed in accordance with the standards of the PCAOB and that Clancy assumed responsibility for the work of HLB to allow Clancy’s expression of an opinion on the financial statements taken as whole without making reference in their report to the use of the work of the other auditors, HLB.

Pursuant to the requirements of AU Section 543, Part of Audit Performed by Other Independent Auditors, (paragraphs 2, 10 and 12), Clancy applied appropriate measures to assure the coordination of its activities with those of HLB in order to achieve a proper review of matters affecting the accounts in the financial statements and Clancy was able to satisfy themselves as to the independence and professional reputation of HLB.

These inquiries and other measures included procedures such as the following:

•
Clancy obtained a signed representation letter from HLB confirming the following: (a) HLB’s independence under the requirements of the AICPA and the SEC with respect to the Company and its subsidiaries, (b) HLB’s awareness that Clancy would place reliance on the auditing procedures performed and the results thereof documented in the working papers as evidential matter in rendering its opinion on the financial statements of the entity, (c) HLB’s familiarity with accounting principles generally accepted in the United States of America and with the auditing standards of the Public Company Accounting Oversight Board, and (d) confirmation from HLB that their firm was in good standing within the jurisdiction (Hong Kong) it is licensed to practice as certified public accountants.

•	As an affiliated firm, HLB’s work was acceptable to Clancy based on HLB’s knowledge of the professional standards and competence of HLB.

•
Clancy provided HLB the scope of the audit work and Clancy’s U.S. firm audit programs for use in connection with its auditing procedures. HLB performed its auditing procedures under Clancy’s guidance and control.

•
HLB provided Clancy with detailed working papers to support the underlying financial statement assertions being reported for Clancy’s review in order for Clancy to satisfy themselves as to the to the reasonableness of the accounts for the purpose of expressing its opinion on the financial statements taken as whole without making reference in their report to the use of the work of HLB.

•
Clancy satisfied itself as to the completeness of auditing procedures performed by reviewing the detailed working papers provided by HLB, testing for clerical accuracy, and cross-referencing to the financial statements or other supporting working papers. Sufficient information was provided to Clancy to enable it to agree or reconcile the financial statement amounts audited by HLB to the information underlying the consolidated financial statements.

•
Clancy performed or obtained other audit documentation such as an engagement letter with the Company, a management letter of representation, completed all checklists and practice aids as required by their Firm’s Quality Control Document, including those related to ensuring U.S. GAAP and PCAOB auditing standards compliance and concurring partner review, and obtained an engagement completion document from HLB.

Clancy believes it has taken the appropriate steps and measures considered necessary to allow it to serve as the principal auditor and reference to HLB in their report was not considered necessary because Clancy was satisfied with the auditing procedures performed by HLB and as to the reasonableness of the accounts for the purpose of inclusion in the 2005 financial statements on which Clancy expressed its opinion. For the years 2006 and 2007, our audits and the opinions expressed thereon were those solely of HLB since Clancy no longer performs audits of any companies with operations in China and therefore, HLB served as the principal auditor subsequent to 2005. Accordingly, the report referenced under Rule 2-05 of Regulation S-X was not furnished and we believe it is not required to be furnished based on the above discussion.

Consolidated Statement of Income, page F-5

8.
We noted from the Company’s Statement of Stockholders’ Equity that 5,153,499 common shares were issued in 2006 as part of the recapitalization. Explain to us how you calculated the basic weighted average shares outstanding for 2006, and why there are no basic shares outstanding for 2005. Please be detailed in your response.

Response to Comment No. 8:

During the year ended 31 December 2006, the Company issued 972,728 shares of preferred stock to acquire 49% interest in Technorient Limited (“Technorient”) and such transaction was accounted as a reverse acquisition. According to the aforementioned accounting treatment in relation to a reverse acquisition, the 972,728 shares of preferred stock were deemed to be outstanding as at the earliest date presented. Since no common stock was issued in connection with the aforementioned reverse acquisition, no common stock was deemed to be outstanding for the year ended 31 December 2005. The preferred stock issued only affected the diluted weighted average number of shares outstanding.

The 5,153,499 shares of common stock issued during the year ended 31 December 2006 was a result of the ancillary adjustments for the recapitalization to transform the share capital from the private company to the share capital of the legal acquirer. Since only the shares issued in relation to the reverse acquisition were deemed to be outstanding during the pre-reverse acquisition period, the actual share capital of the accounting acquiree was deemed not to exist up to the completion date of the reverse acquisition. The weighted average number of shares being outstanding for the year ended 31 December  2006 represents the number of common stock of the accounting acquiree being outstanding during the post-reverse acquisition period.

At 31 December 2006, 5,385,836 shares were outstanding, after adjustment to reflect a reverse stock split during 2007, per the consolidated statement of stockholders’ equity on page F-6 of the amended Form 10-K, of which 5,245,836 shares were outstanding as of the first date of the post-reverse acquisition period and 140,000 shares were issued pursuant to a consulting agreement on 16 November 2006.

The following is a detailed calculation of the basic weighted average number of shares for the year 2006:

For the number of shares of common stock of the Company outstanding from 6 September 2006, being the first date of the post-reverse acquisition period, through 31 December 2006:

26,229,180 shares x 0.32* x 1/5** = 1,678,667 shares

For the number of shares of common stock of the Company outstanding from 16 November 2006 through 31 December 2006:

700,000 shares x 0.12*** x 1/5** = 16,800 shares

The basic weighted average number of shares for the year 2006 is 1,695,467 shares as per the sum of the two calculations above. The result is 447 shares lower compared to 1,695,914 shares stated in the audited financial statements due to rounding differences resulting from the calculation of the reverse stock split.

Notes:

*             Reflects the number of date of the shares being outstanding since the first date of post-reverse acquisition period in term of percentage.
**           Reflects the effect of the reverse stock split become effect during the year 2007
***        Reflects the percentage of shares issued and outstanding

9.
We read your disclosure in note 9 on page F-14 with respect to your investment in FMC. It appears you were required to provide audited financial statements of your equity method investment FMC in accordance with Rule 3-09 of Regulation S-X.  Please amend your filing accordingly, or provide us with the supporting calculations you used to determine that separate financial statements under Rule 3-09 of Regulation S-X were not required. In this regard, we note that equity method income for the year ended 2006 equated to approximately 20% of your pre-tax income.  Also revise to disclose the information required by Rule 4-08(g) of Regulation S-X.

Response to Comment No. 9:

By letters dated 3 December and 10 December 2008, we submitted to the Office of Chief Accountant of the Division of Corporation Finance (“DCF-OCA”) a request for relief from the requirement under Rule 3-09 of Regulation S-X to provide separate audited financial statements of FMC with respect to the Company’s 2006 and 2007 fiscal years.  In response to this request, by letter dated 19 December 2008, DCF-OCA stated that it would not object if the amended Form 10-K did not contain these separate audited financial statements, so long as in lieu thereof, the Company provided expanded financial disclosure as of and for the year ended 31 December 2006 and as of and for the eleven months ended 30 November 2007 (but only to the extent described in the Company’s 10 December 2008 letter to DCF-OCA) regarding FMC in its notes to its Consolidated

Financial Statements, in addition to the disclosures required by Rule 4-08(g) of Regulation S-X.  The expanded financial disclosures referred to and described in our letter of 10 December 2008 have been provided in Note 9 to our Consolidated Financial Statements beginning on page F-16 of the amended Form 10-K.

Consolidated Statement of Stockholders’ Equity, page F-6

10.	Prospectively, revise to disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income in accordance with paragraph 25 of SFAS no. 130.

Response to Comment No. 10:

The only component of other comprehensive income for the years ended 31 December 2005, 2006 and 2007 was a translation adjustment and the adjustment did not have any income tax effect. The Company will prospectively disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income, if any.

Note 1. Background, page F-8

11.	Explain to us how you were able to conclude that Technorient was the accounting acquirer. Address each of the factors in paragraph 17.a of SFAS no. 141.

Response to Comment No. 11:

Based on our analysis of the factors in paragraph 17 of SFAS 141, we concluded that Technorient was the accounting acquirer. The following is an analysis of each factor considered in making this determination:

(a)
Voting right: the shareholders of Technorient became the largest stockholder of the Company subsequent to the reverse acquisition and the stockholder of the Company prior to the reverse acquisition had minimal stake in the Company in terms of voting rights subsequent to the reverse acquisition;

(b)	Existence of large minority voting interest: Please refer to item (a) above;

(c)
Composition of the governing body: two out of four of the directors of the Company, Mr. Richard Man Fai Lee and Mr. Herbert Adamczyk, were from Technorient and the director who acted as chairman of the board was from Technorient;

(d)
Composition of the senior management: the senior management of the Company subsequent to the reverse acquisition was composed of the senior management of Technorient, including Mr. Richard Man Fai Lee, the chief executive officer, Mr. Joseph Tik Tung Wong, the chief financial officer, and Mr. Herbert Adamczyk, the chief operating officer; and

(e)
Term of the exchange of equity securities: prior to the reverse acquisition, the Company had no operations and minimal assets and Technorient had profitable operations together with a solid asset base. Thus, the shareholders of Technorient prior to the reverse acquisition were those who paid the premium for acquiring the majority of ownership interest in the Company.

12.
Please tell us and disclose in the notes to the financial statements, the conversion terms of the Series A preferred stock issued in exchange for 49% of the issued and outstanding shares of Technorient.

Response to Comment No. 12:

The conversion terms of the Series A Preferred Stock issued in exchange for 49% of the issued and outstanding shares of Technorient have been previously disclosed in note 15 to the consolidated financial statements. Subsequent to a reverse stock split during the year ended 31 December 2007, each share of Series A Preferred Stock may now be converted into 18.4409 shares of new common stock of the Company.

Note 2. Summary of Principal Accounting Policies, page F-8

Basis of Presentation, Page F-8

13.
Please expand to provide a description of the principles followed in determining the inclusion or exclusion of your subsidiaries in the consolidated financial statements. Further, please identify the companies included in your consolidated financial statements. See Rule 3A-03 of Regulation S-X.

Response to Comment No. 13:

The Basis of Presentation used by the Company is related to the financial statements for its most recent fiscal period.  In the case of the Form 10-K, it is for the year ended 31 December 2007. The financial statements for the year ended 31 December 2007 included the accounts of all the group entities and did not exclude any group entities.

Under Rule 3A-03(b) of Regulation S-X, there are two disclosure requirements. The first disclosure requirement is that if there has been a change in the persons included or excluded in the corresponding statement for the preceding fiscal period filed with the Commission which has a material effect on the financial statements, the persons included and the persons excluded shall be disclosed. During the year ended 31 December 2007, there was no change in the persons included or excluded in the corresponding statements for the preceding fiscal period and no disclosure is required. The second disclosure requirement is that if there have been any changes in the respective fiscal periods of the persons included made during the periods of the report which have a material effect on the financial statements, indicate clearly such changes and the manner of treatment. We believe that our existing disclosure has indicated such changes and the manner of treatment under note 1 to the consolidated financial statements and the basis of presentation under note 2 to the consolidated financial statements.

The companies included in our consolidated financial statements are China Premium Lifestyle Enterprise, Inc., Technorient Limited, Auto Italia Limited, Italian Motors (Sales and Service) Limited, German Motor Limited, CPMM (Asia) Limited, King Express Group Limited and Dalian Auto Italia Car Trading Co., Ltd.

Warranty claims purchase discounts, rebates or sales discounts and returns, page F-12

14.	Please revise future disclosure to indicate the amount of sales discounts incurred.

Response to Comment No. 14:

We have noted your comment and we will reflect the amount of sales discounts incurred in our future filings accordingly.

15.
We read your disclosure that the Company bears the cost of any returns of spare parts that are not covered by the manufacturer and such costs are charged to earnings in the period which returns are incurred. Explain to us the amounts that have been incurred for the past three years with regard to such returns. Lastly, to the extent such costs are estimable, explain if they have been accrued pursuant to SFAS no. 5; if not, then explain in detail.

Response to Comment No. 15:

For the years ended 31 December 2007, 2006 and 2005, there were no cost of any returns of spare parts that were not covered by the manufacturer that would have been charged to earnings since there were no such returns, thus we did not accrue any costs or provision as such returns are not likely.

Property and Equipment, net, page F-14

16.	Explain to us how you are accounting for leasehold improvements. See EITF Issue no. 05-6. Expand your disclosure accordingly.

Response to Comment No. 16:

Note 2 to the Consolidated Financial Statements included on page F-10 of the amended Form 10-K indicates that the leasehold improvements are amortized over the estimated useful life, which is 5 years, or the respective lease term, whichever is shorter. We believe our disclosure in relation to the leasehold improvement has been made in accordance with EITF 05-6.

Note 11. Borrowings and Bills Payable, page F-15

17.	Revise future disclosure to present the weighted average interest rate on short term borrowings outstanding as of the date of each balance sheet presented. See Rule 5-02.19 of Regulation S-X.

Response to Comment No. 17:

We have noted your comment and we will reflect the weighted average interest borrowings outstanding in our future filings accordingly.

Note 14. Amounts Due From/To Affiliates and an Associate, page F-16

18.
Please tell us and revise future disclosure to clearly present the terms of the amounts due from related parties. In this regard, you disclose that some amounts due from affiliates are interest free, or interest bearing, although such disclosure does not adequately reflect the terms of the advances. See paragraph 2.d of SFAS no. 57.

Response to Comment No. 18:

Of the amounts due from related parties as of 31 December 2007, approximately $10,189,000 in the aggregate were unsecured, with interest bearing at a rate of 8.25% per annum and payable upon demand. The remaining amounts due from related parties of approximately $38,000 were unsecured, interest-free and payable on demand. The amounts due from related parties as of 31 December 2006, approximately $4,500,000, were unsecured, interest-free and repayable upon demand. We have noted your comment and we will revise our future disclosures to present the terms of amounts due from related parties as above.

19.
Please expand your disclosure to describe the transactions resulting in the amounts due from affiliates. Further, please explain how you were able to conclude that based upon Mr. Lee being a common director of the entities, including the company, that the entities are under common control.

Response to Comment No. 19:

The following text has been added in response to the Staff’s comment to Note 14 of our Consolidated Financial Statements, on page F-20 of the amended Form 10-K:

“The transactions resulting in amounts due from affiliates were interest bearing loans to the affiliate companies mainly for the purpose of providing working capital to such companies.”

Mr. Lee is the chairman of the Company and the affiliates. As per SFAS 57 – Related Party Disclosures, an affiliate is a party that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with an enterprise. Control means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an enterprise. In his capacity as the chairman of the Company and the affiliates, Mr. Lee has the power to control the management and policies of the Company and the affiliates. Thus, the Company and the affiliates are considered under common control.

20.
Please disclose your policy for evaluating the collectability of amounts due from related parties. In your response, please provide us an aging of amounts due from related parties showing current amounts, amounts outstanding 30 to 90 days, amounts outstanding 90 days to 180 days and amounts that have been outstanding for more than 6 months.

Response to Comment No. 20:

The following change in response to the Staff’s comment has been made to Note 14 to our Consolidated Financial Statements on page F-20 of the amended Form 10-K.

“Our policy for evaluating the collectibility of amounts due from related parties is similar to the other receivables. The Company periodically considers a provision for uncollectible portions of the amounts due from related parties based on management’s judgment resulting from an evaluation of the collectibility of amounts due from related parties by assessing, among other factors, the related party’s willingness and ability to pay, repayment history and general economic conditions.”

The following is an aging analysis for the amounts due from related parties as of 31 December 2007:

Current	30 to 90 days	91 to 180 days	Over 180 days	Total

$3,687,178	$4,379,082	$1,728,951	$430,950	$10,226,161

Controls and Procedures, page 31

21.
We note your disclosure that your disclosure controls and procedures were not  effective “to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.” Since you have included a portion of the definition of disclosure controls and procedures in your disclosure, please include the entire definition. In future filings, please revise to clarify, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Response to Comment No. 21:

In response to the Staff’s comment, we have amended Item 9A(T).  Controls and Procedures on page 36 of the amended Form 10-K in its entirety to read as follows:

“Item 9A(T). CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), have performed an evaluation of the Company’s disclosure controls and procedures, as that term is defined in Rule 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2007 and each has concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed in company reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our chief executive officer and treasurer, as appropriate to allow timely decisions regarding disclosure.

As required by Rule 15d-15 under the Exchange Act, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007. Based on their evaluation, they concluded that our disclosure controls and procedures were effective.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 15d-15(f). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007. The assessment was based on criteria established in the framework Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2007.  This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting (as defined in Rule 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

Comment Letter dated 14 August 2008

Our responses to Comments No. 1 and 2 in this letter are incorporated by reference to our responses to Comments No. 5 and 9 of the 17 June 2008 letter.  Our response to Comment No. 3 in this letter is set forth below.

Note 14. Amounts Due From/To Affiliates and an Associate, page F-16

3.
We note your response to comment 20 of our letter dated June 17, 2008. The aging history provided shows that you have material amounts past due greater than 90 days. It does not appear you have recorded a provision for these amounts past due. Please advise in detail.

Response to Comment No. 3:

We only provide a provision for uncollectible portions of the amounts due from related parties. Based on our management’s judgment as at the balance sheet date, the amounts due from related parties past due greater than 90 days were collectible, thus no provision was made. In fact, over 99% of the amounts due from affiliates aged less than one year as at that date and there is no indication that the amounts due from affiliates as at that date have become uncollectible.

Comment Letter dated 4 September 2008

Our responses to Comments No. 1 and 2 in this letter are incorporated by reference to our responses to Comments No. 5 and 9 of the 17 June 2008 letter.

The Company hereby acknowledges that:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any members of the Staff have further questions regarding this letter, please contact me at 011 852 2877 0340 or Jeffrey M Taylor, Blank Rome LLP, our securities counsel, at (215) 569-5579.

Very truly yours,

/s/ Joseph Tik Tung Wong

Joseph Tik Tung Wong
Chief Financial Officer and Treasurer

cc:	Ms Donna Di Silvio, Senior Staff Accountant
Mr Robert Babula, Staff Accountant
Jeffrey M. Taylor, Esq., Blank Rome LLP
Loretta A Damron, Esq., Blank Rome LLP